December 29, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Heather Clark

Re:    Lifetime Brands, Inc.
Form 10-K for the Year Ended December 31, 2020
Filed March 10, 2021
File No. 000-19254

Dear Ms. Clark:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated December 17, 2021 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding our Form 10-K for Fiscal Year ended December 31, 2020. In the letter, you requested that we respond to your comments within ten business days, which would make the response due by January 4, 2022.

During our telephone conversation on December 27, 2021, we advised that due to timing constraints in light of the Christmas and New Year holidays, we would like to request an extension of time to provide a response. Accordingly, we respectfully request an extension until January 18, 2022 to file our response to the Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (516) 203-3500.

Sincerely,

/s/ Laurence Winoker
Laurence Winoker
Senior Vice President – Finance, Treasurer and Chief Financial Officer

cc: Kevin Woody, Securities and Exchange Commission